April 13, 2005


Mail Stop 0409

	VIA U.S. MAIL

Mr. Bill Franks
Principal Financial Officer
Palmetto Real Estate Trust
45 Liberty Lane
Greenville, SC 29067

Re:	Palmetto Real Estate Trust
	Form 10-KSB for the year ended December 31, 2004
      File No. 000-00179

Dear Mr. Franks:

      We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, Annual
Report page 1
1. Please revise your filing to include the signature of the independent auditors as required by Rule 2-02 of Regulation S-X.

Note 2 - Investment in Rental Property and Gains on Sale of Real Estate, Annual Report pages 8-10
2. In a supplemental response, please tell us how you considered and applied FAS 141, paragraph 37 for property and any acquired debt and paragraphs 39 and A14 for in-place leases and customer relationships in your 2004 and 2003 property acquisitions.
3. In a supplemental response, please tell us how you considered and applied FAS 144, paragraphs 41-48 in accounting for your property disposition(s). Additionally, please clarify the circumstances resulting in a gain of $607,348 in 2004 and your basis for recognizing that gain.

Note 4 - Mortgage Notes Payable, Annual Report pages 11-12
4. In a supplemental response, please address the circumstances related to proceeds from mortgage notes, as disclosed in the Statements of Cash Flows, of $1,600,000 and $3,350,000 in 2004 and 2003, respectively.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Matthew Dowling, Staff Accountant, at (202)
824-5141 or me at (202) 824-5222 if you have questions.


						Sincerely,


Steven Jacobs
						Branch Chief

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Palmetto Real Estate Trust
April 13, 2005
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